Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2016	2015
Income before income taxes	$917	$1,148
Interest	91	92
Portion of rentals deemed to be interest	17	16
Income available for fixed charges	$1,025	$1,256
Fixed charges:
Interest	$91	$92
Portion of rentals deemed to be interest	17	16
Total fixed charges	$108	$108
Ratio of earnings to fixed charges	9.54	11.59

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.